Cowan, Mark A.

From: Cowan, Mark A.

Sent: Tuesday, May 20, 2008 10:56 AM

To: 'davidhearth@paulhastings.com'

Subject: GE Investment Funds

David,

I got your voice mail message regarding coordinating comments with the other retail fund proxies. That is fine. We had the following comments on the insurance fund proxy. Sorry we are a few days late with the comments.

Mark

1.   Current Sub-advisory agreement with Palisade (p. 9)

      Please state the amount that the adviser (Palisade) would have received had the proposed fee been in effect and the difference between the aggregate amounts stated in response to Item (c)(9) as a percentage of the amount stated in response to paragraph (i) of item (c)(9). See Item 22(c)(9) of Schedule 14A. The proxy currently states only that if Proposal 1A through 1D are approved, the advisory fee rate paid to Palisade by GEAM would increase.

2.   Approval of the Proposed New Sub-Advisory Agreements (p. 12)

      a.   If the new sub-advisory agreement with Palisade is approved, it would represent an increase in the management fee rate paid by GEAM to Palisade. The management fee rate paid to Palisade will increase even though the amount of assets Palisade will be responsible for managing will be smaller. Was there any rationale for the boards recommendation to approve the new sub-advisory agreement under such circumstances beyond the consideration that the proposed fee increase was negotiated at arm's length?

      b.   With respect to the investment performance of Palisade and the New Sub-Advisers, please include as an exhibit the detailed comparisons of the performance with the relevant securities indices and peer groupings prepared by independent sources, with respect to various periods so that shareholders can determine how the Board concluded that the portfolio's investment performance over time has been satisfactory.

3.   Approval of an Increase in the Management Fee Rate Paid by the Fund to GEAM.

      Please disclose whether the increased management fee rate paid by the Fund to GEAM will affect the amount of the advisory fee that will be retained by GEAM.

4.   Expense Example (p. 17)

      a.   Please remove "as of December 31, 2007" from the pro forma column heading. It may be stated in a footnote that pro forma expenses assume certain expenses as of December 31, 2007.

      b.   Also, please explain to the staff why the expense example shows lower pro forma fund operating expenses than actual fund operating expenses during the 10 year time period.

5.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

Mark Cowan
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
(202) 551-6765